Exhibit 23.1



BPS & Associates, LLC
6021 University Blvd Ste. 290
Ellicott City, MD 21043

Tel: (443) 973-6892
Fax: (443) 973-6897

Certified Public Accountants

October 24, 2022

Consent of Independent Auditors

We consent to the incorporate by reference in the following Registration Statements:

1. S-3 No. 333-228063 of CleanSpark, Inc.

2. S-3 No. 333-248975 of CleanSpark, Inc.

3. S-3ASR No. 333-254290 of CleanSpark, Inc.

4. S-8 No. 333-218831 of CleanSpark, Inc.

5. S-8 No. 333-249959 of CleanSpark, Inc.

6. S-8 No. 333-259917 of CleanSpark, Inc.

of our report dated October 22, 2022, with respect to the Combined Financial Statements of WAHA Technologies, Inc. and SPRE Commercial Group, Inc. for the fiscal year ended December 31, 2021, included in this Current Report on Form 8-K of CleanSpark, Inc.

BPS & Associates, LLC

Suhas R. Shah, CPA, CCIFP, CGMA
Managing Partner